SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                BCOM3 GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              PUBLICIS GROUPE S.A.
--------------------------------------------------------------------------------
                       (Name of Persons Filing Statement)

                               JEAN-MICHEL ETIENNE
                         133, AVENUE DES CHAMPS-ELYSEES
                               75008 PARIS, FRANCE
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  MARCH 7, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
                                    box: |_|


 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                       (Continued on the following pages)


                               Page 1 of 13 Pages

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             PUBLICIS GROUPE S.A.
                             IRS IDENTIFICATION NUMBER:  N/A

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  |_|
                                                                 (b)  |X|


--------------------------------------------------------------------------------
     3      SEC USE ONLY                                              |_|
--------------------------------------------------------------------------------

     4      SOURCE OF FUNDS
                                N/A

--------------------------------------------------------------------------------
     5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                            |_|

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Republic of France
--------------------------------------------------------------------------------
 NUMBER OF     7     SOLE VOTING POWER
                        0
  SHARES
               -----------------------------------------------------------------
 BENEFICIALLY  8     SHARED VOTING POWER
                         6,016,358
  OWNED BY     -----------------------------------------------------------------
               9     SOLE DISPOSITIVE POWER
   EACH                          0
               -----------------------------------------------------------------
 REPORTING     10    SHARED DISPOSITIVE POWER
                            6,016,358
PERSON WITH
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                             6,016,358
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                  |_|
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             30.7%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                             HC, CO
--------------------------------------------------------------------------------

                                 Page 2 of 13 Pages

Item 1.  Security and Issuer.
         -------------------

     This statement relates to shares of Class A and Class B common stock (the "Common Shares") of Bcom3 Group, Inc. (the "Company"), par value $0.01 per share. The address and principal executive office of the Company is: 35 West Wacker Drive, Chicago, IL 60601.

Item 2.  Identity and Background.
         -----------------------

     This statement is filed, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Publicis Groupe S.A. ("Publicis"), a societe anonyme organized under the laws of the Republic of France. The address and principal executive office of Publicis is: 133, Avenue des Champs-Elysees, 75008 Paris, France. Publicis is principally engaged in the advertising business.

     The name, business address, citizenship and present principal occupation or employment of each member of the Supervisory Board and Management Board of Publicis are set forth on Schedule I hereto, which is incorporated herein by reference. Unless otherwise specified, each member of the Management Board and Supervisory Board is a citizen of the Republic of France.

     Societe Anonyme Somarel ("Somarel") owns approximately 22.2% of the ordinary shares and 35.6% of the voting power of Publicis. Madame Elizabeth Badinter and certain members of her family own approximately 51.3% of the ordinary shares of Somarel. Madame Elizabeth Badinter directly owns 5.6% of the ordinary shares and 8.9% of the voting power of Publicis. The address and principal executive office of Somarel is: 133, Avenue des Champs-Elysees, 75008 Paris, France. The name, citizenship, present principal occupation or employment and business address of each member of the Board of Directors of Somarel is set forth on Schedule I hereto, which is incorporated herein by reference.

     During the last five years, Publicis has not been convicted in any criminal proceeding. During the last five years, Publicis has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which proceeding Publicis is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     During the last five years, to the best of Publicis' knowledge, no person identified on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Not applicable.

                               Page 3 of 13 Pages

Item 4.  Purpose of Transaction.
         ---------------------

     On March 7, 2002, Publicis, the Company, Philadelphia Merger LLC, and Philadelphia Merger Corp., a wholly-owned subsidiary of Publicis ("Merger Corp."), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Company will be merged under Delaware law with and into Merger Corp. (the "Merger"), with Merger Corp. being the surviving corporation. All of the stockholders of the Company, other than stockholders who exercise dissenters' rights, will become entitled to receive ordinary shares of Publicis and the other merger consideration more fully described in the Merger Agreement.

     The Merger is subject to the satisfaction of certain conditions, including receipt of regulatory approvals and approval from the stockholders of Publicis and the Company, as set forth in the Merger Agreement. The Merger Agreement, listed as Exhibit 1 below, is incorporated herein by reference.

     Pursuant to the Merger Agreement, each of Publicis and the Company is prohibited from soliciting any competing transaction and, subject to limitations based on fiduciary duties, from discussions or negotiations with respect to a competing transaction. In addition, if the Merger Agreement is terminated in the event of a competing transaction for either Publicis or the Company under certain circumstances, the party that is the subject of the competing transaction is required to pay to the other party a termination fee of $90 million.

     As a condition to Publicis' agreeing to enter into the Merger Agreement, Dentsu Inc., and Roger A. Haupt, Richard B. Fizdale, Roy J. Bostock and Craig D. Brown, respectively, all of whom are stockholders of the Company (collectively, the "Stockholders"), have entered into support agreements with Publicis, dated as of March 7, 2002 (collectively, the "Publicis Support Agreements"), pursuant to which the Stockholders have agreed to vote their Common Shares in favor of the Merger Agreement and the Merger and have agreed to vote against any competing transaction and not to transfer any of their Common Shares, in each case for the periods specified in the Publicis Support Agreements.

     As a condition to the Company's entering into the Merger Agreement, Somarel and Madame Elizabeth Badinter have entered into a support agreement with the Company, dated as of March 7, 2002 (the "Somarel Support Agreement"), pursuant to which Somarel and Madame Elizabeth Badinter have agreed to vote their Publicis ordinary shares in favor of the Merger Agreement and the Merger and have agreed to vote against any competing transaction and not to transfer any of their Publicis ordinary shares, in each case for the periods specified in the Somarel Support Agreement.

     The preceding summaries of certain provisions of the Merger Agreement, the Publicis Support Agreements and the Somarel Support Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The Publicis Support Agreements and the Somarel Support Agreement are listed as Exhibits 2, 3 and 4 below, respectively, each of which is incorporated herein by reference.

     A copy of the press release announcing the Merger, attached as Exhibit 5 hereto, is incorporated herein by reference.


                               Page 4 of 13 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) and (b)

     Pursuant to the Publicis Support Agreements, the Stockholders have agreed to vote their Common Shares in favor of the Merger and the Merger Agreement and have agreed to vote against any Competing Transaction. An aggregate of 6,016,356 Common Shares are subject to the Publicis Support Agreements, which represents 30.7% of the amount of the Common Shares outstanding as of March 7, 2002.

     (c) Except for the agreements described in Item 4, there have been no transactions in Company Shares by Publicis, or, to the best knowledge of Publicis, the members of the Supervisory Board or Management Board of Publicis during the past 60 days.

     (d) To the best knowledge of Publicis, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     See Items 4 and 5.

     Except as set forth in Items 4 and 5, neither Publicis nor, to the best knowledge of Publicis, any of the members of its Supervisory Board or Management Board, Somarel or any of the members of the Board of Directors of Somarel, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.



Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit Number    Description
--------------------------------------------------------------------------------
1                 Agreement and Plan of Merger, dated as of March 7, 2002,
                  between Publicis Groupe S.A., Bcom3 Group, Inc.,
                  Philadelphia Merger Corp. and Philadelphia Merger LLC
                  (incorporated by reference to Exhibit 2.1 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002).
--------------------------------------------------------------------------------
2                 Support Agreement, dated as of March 7, 2002, between
                  Publicis Groupe S.A., Philadelphia Merger Corp., Roger A.
                  Haupt, Richard B. Fizdale, Roy J. Bostock and Craig D. Brown
                  (incorporated by reference to Exhibit 99.2 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002).
--------------------------------------------------------------------------------



                               Page 5 of 13 Pages

--------------------------------------------------------------------------------
3                 Support Agreement, dated as of March 7, 2002, between Publicis
                  Groupe S.A., Philadelphia Merger Corp. and Dentsu Inc.
                  (incorporated by reference to Exhibit 99.1 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002)
--------------------------------------------------------------------------------
4                 Support Agreement, dated as of March 7, 2002, between Societe
                  Anonyme Somarel, Madame Elizabeth Badinter and Bcom3 Group,
                  Inc.(incorporated by reference to Exhibit 99.3 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002)
--------------------------------------------------------------------------------
5                 Press Release, dated March 7, 2002.
--------------------------------------------------------------------------------











                               Page 6 of 13 Pages

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  March 15, 2002                 PUBLICIS GROUPE S.A.
                                                  /s/ Jean-Michel Etienne
                                                 -------------------------------
                                                 By: Jean-Michel Etienne
                                                 Title: Chief Financial Officer







                               Page 7 of 13 Pages

                                                                      Schedule I

            Directors and Executive Officers of Publicis Groupe S.A.

     The following tables I and II set forth the names, business addresses, principal occupations or employment and citizenship of the members of Publicis' Management Board and Supervisory Board. Each member of the Management Board is principally employed by Publicis as set forth on Table II.

I.       The Supervisory Board


                                             PRINCIPAL                  PRINCIPAL BUSINESS               CITIZENSHIP
              NAME                     FUNCTION IN PUBLICIS        ACTIVITIES OUTSIDE PUBLICIS      (IF OTHER THAN FRANCE)
              ----                     --------------------        ---------------------------      ----------------------
Elisabeth Badinter                 Chair, Supervisory Board       Lecturer, Ecole
133, Avenue des  Champs-Elysees,                                  Polytechnique, and author
75008 Paris, France


Robert Badinter                    Director                       Professor Emeritus,
133, Avenue des  Champs-Elysees,                                  University of Paris I
75008 Paris, France                                               (Pantheon-Sorbonne)

Simon Badinter                     Director; Director of          None
133, Avenue des  Champs-Elysees,   International Development -
75008 Paris, France                Medias & Regies Europe

Monique Bercault                   Director; Technical            None
133, Avenue des  Champs-Elysees,   Consultant to the Chairman
75008 Paris, France                of Medias & Regies Europe

Michel Cicurel                     Director                       Chairman of the Management
133, Avenue des  Champs-Elysees,                                  Board of Compagnie Financiere
75008 Paris, France                                               Edmond de Rothschild and
                                                                  Compagnie Financiere
                                                                  Saint-Honore; various
                                                                  directorships

Michel David-Weill                 Director                       Chairman and Chief Executive
133, Avenue des  Champs-Elysees,                                  Officer of Maison Lazard
75008                                                             Developpement, Managing
                                                                  Partner of Lazard Freres et
                                                                  Compagnie; numerous


                               Page 8 of 13 Pages

                                             PRINCIPAL                  PRINCIPAL BUSINESS               CITIZENSHIP
              NAME                     FUNCTION IN PUBLICIS        ACTIVITIES OUTSIDE PUBLICIS      (IF OTHER THAN FRANCE)
              ----                     --------------------        ---------------------------      ----------------------
Paris, France                                                     positions
                                                                  within the Lazard group; Vice
                                                                  President and Director of the
                                                                  Danone Group

Sophie Dulac                       Director, Vice President       Manager -- Sophie Dulac
133, Avenue des  Champs-Elysees,                                  Conseil and Moira
75008 Paris, France

Helene Ploix                       Director                       Chair of Pechel Industries
133, Avenue des  Champs-Elysees,                                  and Director of Lafarge
75008 Paris, France

Felix George Rohatyn               Director                       Director of Comcast             United States
133, Avenue des  Champs-Elysees,                                  Corporation and Fiat SpA
75008 Paris, France

Robert Seelert                     Director, Chairman of          Director of Vanteq, Inc.        United States
133, Avenue des  Champs-Elysees,   Saatchi & Saatchi plc
75008 Paris, France

Amaury-Daniel                      Director                       Member of the Management
de Seze                                                           Board of BNP Paribas
133, Avenue des  Champs-Elysees,
75008 Paris, France


Henri-Calixte Suaudeau             Director of Publicis           None
133, Avenue des  Champs-Elysees,   Conseil; Director of
75008 Paris, France                Publicis Real Estate
                                   Department

Gerard Worms                       Director                       Chairman of the Board of
133, Avenue des  Champs-Elysees,                                  General Partners of
75008 Paris, France                                               Rothschild et Cie Banque.
                                                                  Director of SG Belgique,
                                                                  Telecom Italia, Metropole
                                                                  Televi-



                               Page 9 of 13 Pages


                                             PRINCIPAL                  PRINCIPAL BUSINESS               CITIZENSHIP
              NAME                     FUNCTION IN PUBLICIS        ACTIVITIES OUTSIDE PUBLICIS      (IF OTHER THAN FRANCE)
              ----                     --------------------        ---------------------------      ----------------------
Paris, France                                                      sion and Degremont






II.      Management Board

                                                            PRINCIPAL                     COUNTRY OF CITIZENSHIP
                         NAME                          FUNCTION IN PUBLICIS               (IF OTHER THAN FRANCE)
                         ----                          --------------------               ----------------------


          Maurice Levy                         Chairman of Management Board
          Publicis Groupe S.A.
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Bruno Desbarats-Bollet               Director, Chief Executive Officer
          Publicis Groupe S.A.                 of Medias & Regies Europe
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Kevin Roberts                        Director, Chief Executive Officer           United Kingdom
          Publicis Groupe S.A.                 of Saatchi & Saatchi
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Bertrand Siguier                     Director, Executive Vice President
          Publicis Groupe S.A.                 of Publicis Worldwide
          133, Avenue des Champs-Elysees
          Paris, France  75008

                  Directors and Executive Officers of Somarel.

     The following table III sets forth the names, business addresses, current principal occupations or employment, and citizenship or country of formation of the members of Somarel's Board of Directors.

II.      Somarel's Board of Directors




                               Page 10 of 13 Pages

                                                                                              CITIZENSHIP
                         NAME                          PRINCIPAL OCCUPATION              OR COUNTRY OF FORMATION
                                                          OR EMPLOYMENT                   (IF OTHER THAN FRANCE)
          Elisabeth Badinter                    Chairman of the Board, see table I
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Sophie Dulac                                     See table I
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Claude Marcus                                Retired (former Vice
          Somarel                                 President of the Supervisory
          133, Avenue des Champs-Elysees               Board of Publicis)
          Paris, France  75008

          Jean-Michel Bleustein                            Retired
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Simon Badinter                                   See table I
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Benjamin Badinter                          Member of the Management
          Somarel                                    Board of Medias & Regies
          133, Avenue des Champs-Elysees               Europe, Director of
          Paris, France  75008                        European Development,
                                                      various directorships

          Eric Delorme                                  Director of BNP
          Somarel                                   PARIBAS/DAI (Department
          133, Avenue des Champs-Elysees             of Industrial Affairs)
          Paris, France  75008





                               Page 11 of 13 Pages

                                                                                              CITIZENSHIP
                         NAME                          PRINCIPAL OCCUPATION              OR COUNTRY OF FORMATION
                                                          OR EMPLOYMENT                   (IF OTHER THAN FRANCE)
          Pechel Industries, represented by               Not applicable

          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Judith Badinter (spouse                     Member of the Supervisory
          name: Sadock)                               Board of Medias & Regies
          Somarel                                       Europe, psychoanalyst
          133, Avenue des Champs-Elysees
          Paris, France  75008

          Compagnie Financiere Saint-Honore,              Not applicable
          represented by Samuel Pinto
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          SRRE SA, represented by Michel                  Not applicable                  Luxembourg
          Fleuret
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          MLMS, represented by Claudine                   Not applicable
          Bienaime
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008

          FRANCAREP (SA), represented by                  Not applicable
          Georges Babinet
          Somarel
          133, Avenue des Champs-Elysees
          Paris, France  75008


                               Page 12 of 13 Pages

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit Number    Description
--------------------------------------------------------------------------------
1                 Agreement and Plan of Merger, dated as of March 7, 2002,
                  between Publicis Groupe S.A., Bcom3 Group, Inc.,
                  Philadelphia Merger Corp. and Philadelphia Merger LLC
                  (incorporated by reference to Exhibit 2.1 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002).
--------------------------------------------------------------------------------
2                 Support Agreement, dated as of March 7, 2002, between
                  Publicis Groupe S.A., Philadelphia Merger Corp., Roger A.
                  Haupt, Richard B. Fizdale, Roy J. Bostock and Craig D. Brown
                  (incorporated by reference to Exhibit 99.2 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002).
--------------------------------------------------------------------------------
3                 Support Agreement, dated as of March 7, 2002, between Publicis
                  Groupe S.A., Philadelphia Merger Corp. and Dentsu Inc.
                  (incorporated by reference to Exhibit 99.1 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002)
--------------------------------------------------------------------------------
4                 Support Agreement, dated as of March 7, 2002, between Societe
                  Anonyme Somarel, Madame Elizabeth Badinter and Bcom3 Group,
                  Inc.(incorporated by reference to Exhibit 99.3 to Publicis'
                  Current Report on Form 6-K filed March 14, 2002)
--------------------------------------------------------------------------------
5                 Press Release, dated March 7, 2002.
--------------------------------------------------------------------------------





                               Page 13 of 13 Pages